

June 7, 2011

<u>Via Facsimile</u>
Donald W. Rowley
Chief Financial Officer and Director
DecisionPoint Systems, Inc.
19655 Descartes
Foothill Ranch, CA 92610-2609

> **Re:    DecisionPoint Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 23, 2011**
> **File No. 333-144279**

Dear Mr. Rowley:

We have reviewed your filings and have the following comments.  Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business, page 3</u>

<u>General</u>

1.    We note your statement on page 16 indicating that you derived approximately 26% of your revenues from your two largest customers in 2010.  With a view towards disclosure, please tell us what consideration you gave to identifying the customers by name and disaggregating the amount of revenue generated by each.  Refer to Item 101 (h)(4)(vi) of Regulation S-K.  In addition, to the extent you have any material contracts with either customer, please tell us whether you are substantially dependent on one or more such contracts within the meaning of Item 601(b)(10)(ii)(A) of Regulation S-K.

2.      Your Form 10-K should discuss, to the extent material, sources and availability of raw materials and the names of principal suppliers as well as the amount spent during each of the last two fiscal years on research and development activities including, if applicable, the extent to which the cost of such activities is borne directly by customers.  Please refer to Item 101(h)(4)(v) and (h)(4)(x) of Regulation S-K, respectively, and advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 22

3.      Please consider expanding your overview to provide an executive level overview that provides context for the remainder of the management's discussion and analysis.  For example, consider addressing the material operations, risks and challenges facing the company and how management is dealing with these issues.  We note your disclosure regarding moving into the areas of enterprise managed services, consulting services and software-as-a-service, repositioning to focus more on providing higher margin consulting services along with "customer-driven, mobile wireless and RFID solutions" and that you have created a specialty business practice to focus on Field Mobility based markets.  Consider enhancing your disclosure to address any material trends regarding these decisions.  Please refer to Release No. 33-8350.

Critical Accounting Policies

Goodwill and Long-Lived Assets, page 25

4.      We note on page 3 that the company has two wholly owned subsidiaries, DPS Group and CMAC, Inc., and that DPS Group also has two wholly owned subsidiaries.  Please tell us whether you have more than one reporting unit and if so, clarify the reporting units to which goodwill is allocated.  In this regard, to the extent that the fair value of your reporting unit(s) is not substantially in excess of its carrying value as of your most recent step one test pursuant to ASC 350-20-35, we believe your disclosures should include the following in future filings:

- The percentage by which fair value exceeded carrying value as of the most recent step-one test;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if your reporting unit(s) is not at risk of failing step one please disclose this in future filings.

Item 10. Directors, Executive Officers and Corporate Governance

Directors and Executive Officers, page 28

5.      Please provide the five-year business experience for Messrs. Felker and Ceccato.  Please see Item 401 of Regulation S-K.

Item 13. Certain Relationship and Related Transactions and Director Independence, page 34

6.      Please identify by name the affiliated corporate entity with which you purchase and sell products and services and from which you sub-leased a facility.  Please also include a statement regarding whether the transactions you describe are on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances.  Please refer to Item 404(a)(6) of Regulation S-K.

7.      Please identify by name the director to whom you sold the preferred stock.  Please refer to Item 404(a)(1) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

Revenue Recognition, page F-8

8.      We note with regard to your long-term proprietary service contracts your disclosure indicating that "the Company estimates proportional performance using the labor costs incurred as a percentage of total estimated labor costs to complete the project consistent with the percentage-of-completion method of accounting."  Please clarify the nature of your long-term proprietary services contracts and whether you are recognizing revenue under a proportional performance model or the percentage of completion method.  In this regard, please note that the application of a proportional performance model is normally based on output measures as opposed to the level of costs associated with the act or input measures.

Note 3 – Acquisition of CMAC, page F-12

9.    We note your disclosure that as of December 31, 2010, you accrued the $2.2 million cash element of the CMAC purchase price which was later paid on January 3, 2011.  We further note that the accrual for the CMAC purchase is included in your schedule of accrued expenses and other current liabilities on page F-16.  Lastly, we note that in the investing activities section of your consolidated statement of cash flows ("SOCF"), you recorded the $2.2 million as a cash payment, net of cash acquired, in the year ended December 31, 2010.  Considering the cash was paid on January 3, 2011, please clarify why you have recorded the cash consideration as being paid in the SOCF when it is presented as being accrued on the balance sheet.

Note 10 – Debt

Subordinated Convertible Debt – June 2009, page F-18

10.    We note your disclosure that the terms of the Note contain a conversion adjustment provision in the event that the company issues common shares at a price below the conversion price of the Note.  We further note that the conversion price was reduced to equal the price of common shares subsequently issued.  Please tell us how you evaluated the conversion adjustment option in your determination of whether the embedded conversion feature is considered indexed to the company's stock.  Please refer to ASC 815-40-15-7 and ASC 815-40-55-33 and 34.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Restatement, page 5

11.    We note that certain of your previously issued financial statements contained errors which you determined were not material.  Please provide us with your SAB 99 analyses for 2009 and 2010, as well as the quarterly periods thereof, that support your conclusion that the errors related to each prior period were immaterial on both a quantitative and qualitative basis.  Please ensure your response addresses all of the qualitative factors outlined in SAB 99 and any other relevant qualitative factors.

Note 13 – Subsequent Event, page 12

12.     We note that on May 19, 2011, you issued a contingently convertible note that may convert into 4,000 shares of preferred stock and that 5,000,000 shares of common stock will also be issued upon conversion.  Please tell us how you will account for the note including how you considered whether the note contains a contingent beneficial conversion feature.  Please refer to ASC 470-20.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 15

13.     We note that as of March 31, 2011, you were not in compliance with the fixed-charge ratio covenant of your term loan and you believe it is probable that you will not be compliance as of June 30, 2011.  In light of the covenant breach, please expand your disclosures in future filings to include a more thorough analysis of the covenant and the potential impact of being in breach of the covenant pursuant to Section IV.C of SEC Release 33-8350.

Controls and Procedures, page 18

14.     We note your disclosure that you undertook remedial measures subsequent to the end of your most recently completed fiscal year resulting in the conclusions by your CEO and CFO that for the quarter ended March 31, 2011 your disclosure controls and procedures were effective.  Please tell us whether the costs associated with the remedial measures were material and, if so, describe the impact of those expenditures on your business.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters.  If you have any other questions, please contact Michael Johnson, Staff Attorney, at (202) 551-3477 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457.  If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief